Oaktree Acquisition Corp. III Life Sciences

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

October 4, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Holt and David Link

Re:	Oaktree Acquisition Corp. III Life Sciences
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted September 13, 2024
CIK No. 0002029769

Ladies and Gentlemen:

On behalf of our client, Oaktree Acquisition Corp. III Life Sciences (the “Registrant”), we set forth below the Registrant’s response to the letter, dated October 1, 2024, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced amendment to the draft registration statement on Form S-1 confidentially submitted by the Registrant on September 13, 2024 (the “Draft Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Registrant’s responses immediately below the Staff’s comments.

In addition, the Registrant has revised the Draft Registration Statement in response to the Staff’s comments and is, concurrently with the submission of this letter, publicly filing an amended version of such registration statement on Form S-1 (the “Amendment”), which reflects the revisions described in the Registrant’s responses below and clarifies certain other information. The page numbers in the text of the Registrant’s responses included below correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Draft Registration Statement on Form S-1 submitted September 13, 2024

Our Acquisition Process, page 10

1.

Staff’s Comment: We note your response to prior comment 3 and your revised disclosure which states that “potential conflicts of interest still may exist.” Please expand to describe the actual conflicts of interest that may arise in the event you do pursue an initial business combination with an affiliated entity rather than generally referring to potential conflicts of interest.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure on pages 11 and 132 of the Amendment.

Initial Business Combination, page 12

2.

Staff’s Comment: We note the disclosure on pages 16 and 140 that “in order to facilitate our initial business combination or for any other reason determined by our sponsor in its sole discretion, our sponsor may (i) surrender or forfeit, transfer or exchange our founder shares, private placement units or any of our other securities held by it, including for no consideration in connection with a PIPE financing or otherwise, (ii) subject any such securities to earn-outs or other restrictions, and (iii) enter into any other arrangements with respect to any such securities.” Please add risk factor disclosure regarding any risk that the sponsor may remove itself as Sponsor from the company before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.

Response: The Registrant acknowledges the Staff’s comment and has added in the Amendment (i) a risk factor under “Risk Factors — Risks Relating to our Sponsor and Management Team” entitled “We may approve an amendment or waiver of the letter agreement that would allow our sponsor to directly, or members of our sponsor to indirectly, transfer founder shares and private placement units or membership interests in our sponsor in a transaction in which the sponsor or Oaktree removes itself as our sponsor before identifying a business combination, which may deprive us of key personnel” and (ii) disclosure related to this risk throughout the Amendment.

Compensation of Sponsor, Sponsor’s Affiliates and Directors and Officers, page 17

3.

Staff’s Comment: We note your response to prior comment 5. Please revise to describe the extent to which the exercise of the private warrants on a cashless basis may result in a material dilution of the purchasers’ equity interests. See Item 1602(b)(6) of Regulation S-K.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure on pages 18 and 139 of the Amendment.

Permitted Purchases and other transactions with respect to our securities, page 36

4.

Staff’s Comment: We note the disclosure in this section that in the event your sponsor, initial shareholders, directors, officers, advisors or their affiliates were to purchase shares from public shareholders that your registration statement/proxy statement filed for your business combination transaction would include a representation that any of your securities purchased by your sponsor, initial shareholders, directors, officers, advisors or their affiliates would not be voted in favor of approving the business combination transaction. Please reconcile with the disclosure in Clause 3 of the letter agreement entered into with the sponsor, officers and directors, whereby they agreed to vote any founder shares and private placement shares held by them and any public shares purchased in favor of our initial business combination.

Response: The Registrant acknowledges the Staff’s comment and has revised paragraph 3 of the form of letter agreement filed as Exhibit 10.10 of the Amendment and related disclosure throughout the Amendment.

Other Considerations and Conflicts of Interest, page 140

5.

Staff’s Comment: We note your response to prior comment 16. Please revise your disclosure here to disclose the persons who have direct and indirect material interests in the SPAC sponsor, as well as the nature and amount of their interests. Please see Item 1603(a)(7) of Regulation S-K.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure on pages 18, 140 and 180 of the Amendment.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler (by telephone at (212) 446-4660 or by email at christian.nagler@kirkland.com), Peter Seligson (by telephone at (212) 446-4756 or by email at peter.seligson@kirkland.com) or Mathieu Kohmann (by telephone at (212) 390-4510 or by email at mathieu.kohmann@kirkland.com) of Kirkland & Ellis LLP.

[Signature Page Follows]

Sincerely,

OAKTREE ACQUISITION CORP. III LIFE SCIENCES

/s/ Zaid Pardesi
Name:	Zaid Pardesi
Title:	Chief Executive Officer

Via E-mail:

cc:   Christian O. Nagler

 Peter Seligson

 Mathieu Kohmann

 Kirkland & Ellis LLP